FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of December 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ___X___   No _____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-
3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2001   SUN INTERNATIONAL HOTELS LIMITED

                                                  By: /s/John R. Allison

                                                  Name: John R. Allison

                                                  Title: Executive Vice President

                                                           Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.	Sun International Shareholder Mailing for the Third Quarter of 2001 (Revised)



Sun International

To Our Shareholders

The company reported a net loss for the quarter of $7.5 million, before pre-opening expenses, real estate sales, restructuring and refinancing costs, compared to recurring earnings of $9.2 million in the same period last year. The loss per share for the period, excluding the above items, was $0.28, compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.10 for the same period last year.

Including the non-recurring items referred to above, the Company recorded a loss in the quarter of $11.7 million, compared to net income of $12.4 million for the same period last year. The reduction in profitability was primarily due to the dramatic effects on occupancies at Atlantis, Paradise Island, in September after September 11.

The Company's Paradise Island operations generated EBITDA of $14.3 million, a 38% decline compared to the $23.2 million that was achieved during the same period last year. The Paradise Island businesses performed very well during July and August. Atlantis achieved an average occupancy of 92% for these two months and an increase of 25% in EBITDA over the same period last year.

In September, which is traditionally slower after Labor Day in the United States, Atlantis' average occupancy was 35%, compared to 68% in the same month last year. Based on the significant reduction in business volumes in September, following September 11, a series of actions were taken at the property in order to reduce operating costs. Daily call volumes received by the Company's in-house tour operator, which fell by more than 70% following September 11, have improved quite significantly, although remain below year ago levels. Results at the Ocean Club were similarly affected by the events of September 11, with the property achieving an occupancy of 57% for the quarter compared to 78% for the same period last year.

The Mohegan Sun opened the first phase of its $960 million "Project Sunburst" expansion on September 25, 2001, which was one week ahead of schedule. The new "Casino of the Sky" adds over 80 additional table games, over 2,500 new slot machines, the "Shops at Mohegan Sun", a 10,000-seat events center, and further restaurant facilities. The final phase of the project will also feature a 1,200-room luxury hotel and a 100,000-square foot convention center, which are both expected to open in April 2002.

The Mohegan Sun Casino recorded growth of 7% in gross operating revenues over the same period last year, as gross revenues for the quarter were $233.3 million compared to $218.2 million in the same period last year. The gross win per slot machine per day for the quarter was $456, versus $535 for the same period last year, when neither the "Casino of the Sky" nor the "Hall of the Lost Tribes" smoke-free slot room had been opened, which together added over 3,100 new slot machines to the casino floor. Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company's share of Trading Cove Associate's net income from Mohegan Sun was $7.1 million for the quarter compared to $5.0 million in the prior year.

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties were impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $1.0 million from these other resort operations in the quarter, compared to $1.3 million in the comparable quarter last year.

The Company's Internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, one of the most credible jurisdictions to regulate Internet gaming, despite stiff competition from many major land-based casino operators. The Company's Internet gaming test site, www.AmbassadorCasino.com which went live early in July 2001 in a test mode, is designed to exclude play from countries where Internet gaming is unlawful, including the United States, and to prevent under-age access to the site. The Company will monitor the progress of the site with the intention of launching a fully-fledged operation later this year. The costs related to the test site have been expensed as pre-opening expenses.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 1, 2001
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Sun International Hotels Limited			
Consolidated Balance Sheets		September 30, 2001	December 31, 2000
(Dollars in thousands)		(Unaudited)	
Assets			
Current assets:			
Cash and cash equivalents	$	18,208	$ 22,497
Restricted cash		2,342	1,651
Trade receivables, net		33,041	40,612
Due from affiliates		24,376	34,140
Inventories		10,274	10,417
Prepaid expenses		9,426	9,849
Net assets held for sale		-	138,350
Total current assets		97,667	257,516
Property and equipment, net		1,155,539	1,155,509
Notes receivable		29,500	-
Due from affiliates - non-current		16,101	5,069
Deferred charges and other assets		17,140	13,120
Investment in associated companies		33,763	29,577
Total assets	$	1,349,710	$ 1,460,791
Liabilities and Shareholders' Equity			
Current liabilities:			
Current maturities of long-term debt	$	255	$ 230
Accounts payable and accrued liabilities		129,604	136,872
Due to affiliates		1,098	-
Capital creditors		8,156	12,954
Total current liabilities		139,113	150,056
Long-term debt, net of current maturities		517,781	668,908
Total liabilities		656,894	818,964
Shareholders' equity		692,816	641,827
Total liabilities and shareholders' equity	$	1,349,710	$ 1,460,791

Sun International Hotels Limited	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
Consolidated Statements of Operations				
(Amounts in thousands, except per share data)	2001	2000	2001	2000
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 99,453	$ 186,736	$ 387,399	$ 585,999
Less: promotional allowances	(4,146)	(11,721)	(18,610)	(40,466)
	95,307	175,015	368,789	545,533
Tour operations	7,735	8,058	28,446	23,984
Management and other fees	8,460	8,031	26,783	24,701
Real estate related	2,014	9,413	9,771	105,504
Other	1,096	773	2,860	2,231
	114,612	201,290	436,649	701,953
Expenses:				
Casino and resort expenses	61,886	114,581	202,465	342,995
Tour operations	7,019	6,997	25,060	21,444
Selling, general and administrative	20,166	27,004	62,794	78,059
Real estate related	554	4,845	2,865	30,739
Corporate expenses	5,498	6,444	17,711	18,636
Depreciation and amortization	13,937	15,056	38,053	44,334
Write-off of Desert Inn costs	-	-	-	11,202
Transactions costs	-	-	-	7,014
Restructuring costs	1,200	-	1,200	-
Pre-opening expenses	781	1,397	5,136	2,087
	111,041	176,324	355,284	556,510
Operating income	3,571	24,966	81,365	145,443
Other income and expenses:				
Interest income	1,875	826	6,145	2,798
Interest expense, net of capitalization	(11,195)	(10,361)	(38,031)	(33,681)
Non-recurring interest expense	(3,355)	-	(3,355)	-
Equity in earnings (loss) of affiliates	(638)	753	2,166	1,767
Other, net	(390)	(707)	(450)	(707)
Income (loss) before income taxes	(10,132)	15,477	47,840	115,620
Provision for income taxes	(1,612)	(3,103)	(4,566)	(5,436)
Net income (loss)	$ (11,744)	$ 12,374	$ 43,274	$ 110,184
Diluted earnings (loss) per share	$ (0.44)	$ 0.42	$ 1.55	$ 3.45
Weighted average number of shares outstanding	26,765	29,664	27,836	31,957

Sun International Hotels Limited
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Nine Months Ended September 30,			For the Nine Months Ended September 30,	
	2001	2000		2001	2000
	(Unaudited)			(Unaudited)	
Cashflows from operating activities:					
Reconciliation of net income to net cash provided by operating activities:			Advances to joint venture and associated company	(9,625)	(11,760)
Net income	$ 43,274	$ 110,184	Proceeds received from sale of Resorts, net	120,850	-
Depreciation and amortization	38,053	44,334	Proceeds received from the sale of other assets	270	397
Amortization of debt issuance costs and discount	3,546	3,346	Deposit refunded on proposed acquisition of Desert Inn	-	7,750
Provision for doubtful receivables	5,497	5,354	CRDA deposits and other	-	(2,162)
Provision for discount on CRDA obligations, net	-	740	Net cash provided by (used in) investing activities	63,028	(116,203)
Reclass of property, plant and equipment to land held for sale	1,970	22,964	Cashflows from financing activities:		
Loss on disposal of fixed assets	450	707	Proceeds from issuance of debt	253,500	174,000
Net change in working capital accounts	(7,629)	344	Repayment of debt	(404,674)	(112,662)
Net change in deferred charges	(487)	9,767	Payments for purchase of shares pursuant to tender offer	-	(120,000)
Equity earnings from affiliates, net	(434)	(81)	Payments for purchase of other treasury shares	-	(8,323)
Net cash provided by operating activities	84,240	197,659	Proceeds from exercise of stock options	7,709	2,488
			Debt issue/modification costs	(7,401)	(919)
Cashflows from investing activities:			Net cash used in financing activities	(150,866)	(65,416)
Payments for major capital projects, net of insurance proceeds received	(33,510)	(92,490)	Net increase (decrease) in cash and cash equivalents	(3,598)	16,040
Other operating capital expenditures	(11,205)	(17,938)	Cash and cash equivalents at beginning of period	24,148	40,210
Acquisition of equity interest in associated company	(3,752)	-	Cash and cash equivalents at end of period	$ 20,550	$ 56,250

Please be advised that there was a printing error in our original third quarter shareholder mailing. The cash flow statement for the year ended December 31, 2000 showed "Advances to joint venture and associated company" of $111,760, rather than the correct amount of $11,760. The corrected ending cash balance at December 31, 2000 is $56,250. We apologize for this error and request that you replace the previous mailing with this one. Thank you.

Sun International

P.O. Box N-4777
Nassau, The Bahamas

SUN INTERNATIONAL REPORTS THIRD QUARTER 2001 RESULTS

REVISED (SEE CASH FLOW STATEMENT)